Mail Stop 3561

April 17, 2009

VIA FACSIMILE AND U.S. MAIL

David L. Donlin
Assistant General Counsel
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

      Re: Target Corporation
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed April 7, 2009
              Soliciting Materials on Schedule 14A
              Filed April 8, 2009
              File No. 001-06049

Dear Mr. Donlin:

      We have reviewed your letter dated April 7, 2009 and related filings and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A Filed on April 7, 2009

Voting Methods

1. Please revise to state by when shareholders need to complete their voting by internet and by telephone.

How many votes are required to approve each item?, page 3

2. Please revise your disclosure to explain how you will advise shareholders of the change in voting standard in the event Pershing Square withdraws its nominees on or prior to the day before you mail your proxy.

Item One—Determine That the Number of Directors Constituting Our Board of Directors Shall Be 12, page 7

3. We note your statement that "following the resignation of Robert J. Ulrich…we went from a Board of Directors consisting of 13 directors to a Board of Directors consisting of 12 directors." Similarly, you state, "[w]hen Mr. Ulrich resigned from [y]our Board, [y]our Board did not increase the number of directors back to 13." Given that your statements are premised on your opinion of what constitutes the proper interpretation of the company's restated articles of incorporation, please revise your disclosure to clearly identify such statements as your opinion or your belief.

4. You disclose that the Board may choose to fill a vacancy but is not required to do so pursuant to the restated articles of incorporation. Further supplement your disclosure to discuss the board's rationale for declining to fill that vacancy.

Item Two—Election of Directors, page 8

5. We note your response to comment 11 and revised disclosure on page 8. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Substitute nominees who are unnamed and to be designated by you at a later date are not bona fide nominees. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Please supplement the revised paragraph to expressly disclose that should the Nominating Committee of the Board nominate substitute nominees, the company will file an amended proxy statement that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

Definitive Additional Soliciting Materials on Schedule 14A Filed on April 8, 2009

6. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide us with support for the following statements that you make in your mailing to shareholders on April 8, 2009:

    *   Shareholders have a choice between Target's independent nominees with significant experience in Target's retail and credit card business…" (emphasis added);

- The Pershing Square nominees were "personally selected by Bill Ackman" in a "hasty and last-minute" process;
- "We strongly believe that Bill Ackman is pursuing this proxy fight as a platform to advance his own risky agenda which is not aligned with the interests of all Target shareholders";
- "Target has grown its revenues at a compound rate of 11%, expanded its EBITDA margins by 200 basis points and grown EPS at a 14% average annual rate";
- "Target has built a track record of disciplined management across all areas including expense management, inventory control and use of capital…";
- "We believe that Pershing Square has launched a proxy contest to push its real estate ideas[,]" which you suggest are the same ideas that you rejected last fall;
- "We believe this form of investment [i.e., the derivative securities held by the Pershing Square IV fund] is likely to cause Pershing Square to emphasize short-term performance in Target's stock—and perhaps to entertain significant risk in an effort to increase the value of those derivatives before they expire— at the expense of Target's longer-term prospects"; and
- "Most research analysts and other third parties commenting on the proposals were skeptical of the value created by implementation of Pershing Square's real estate structuring ideas."

Where the basis of support consists of other documents, such as analysts' reports or newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases and mathematical computations, and identify the sources of all data utilized.

7. You disclose that the Pershing Square's real estate proposal is "essentially a leveraged recapitalization that would expose Target to large and increasing lease payments...and jeopardize its long-term strategy." Please provide support for this statement.

* * *

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions. You may also contact Mellissa Campbell Duru, Special Counsel, in the Office of Mergers & Acquisitions at (202) 551-3757 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Philip S. Garon
Faegre & Benson LLP
Facsimile No. (612) 766-1600